ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA T: +61 8 9441 2311 F: +61 8 9441 2133 www.orbitalcorp.com.au

FOR IMMEDIATE RELEASE: 17 JUNE 2014	ASX Code: OEC

Appointment of Director

The Board of Orbital Corporation Limited is pleased to announce the appointment of Mr John Welborn as an independent Non-Executive Director.

Mr Welborn is currently the Managing Director and Chief Executive Officer of Equatorial Resources Limited (ASX: EQX), an ASX-listed iron ore exploration and development company with two 100% owned large-scale iron ore projects in the Republic of Congo.

Mr Welborn is a Chartered Accountant with a Bachelor of Commerce degree from the University of Western Australia and holds memberships of the Institute of Chartered Accountants in Australia, the Financial Services Institute of Australasia and the Australian Institute of Company Directors.

Mr Welborn is a former International Rugby Union Player with extensive experience in the resources sector as a senior executive and in corporate management, finance and investment banking.  He was the Head of Specialised Lending in Western Australia for Investec Bank (Australia) Ltd and has more than 20 years of commercial experience in national and international professional services and management consulting firms.

Mr Welborn has also served on the Boards of a number of charitable organisations, is a former Commissioner of Tourism Western Australia, and is currently a non-executive director of Prairie Downs Metals Limited (ASX: PDZ).

“We are delighted to welcome John to the Board of Orbital.  John has a proven record of success and leadership across a number of different industries and is prominent in the resources sector, a market that Orbital has targeted for strategic growth.  John’s skills and experience in the banking and resources sectors, and his profile and connections in Western Australia, will all serve to enhance Orbital’s future success” commented Dr Merv Jones, Chairman.

-ENDS-

CONTACTS

Terry Stinson

Email: info@orbitalcorp.com.au CEO & Managing DirectorWebsite: www.orbitalcorp.com.au Tel: +61 8 9441 2311

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC).